

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

June 25, 2008

Larry Bullock
Chief Financial Officer
BioMimetic Therapeutics, Inc.
389-A Nichol Mill Lane
Franklin, TN   37067

   RE: BioMimetic Therapeutics, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2007
     File No. 000-51934

Dear Mr. Bullock:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Brian Cascio
        Branch Chief